Exhibit 99.1

ICON Shareholders Vote in Favour of All Resolutions at its Annual General Meeting

DUBLIN,--(BUSINESS WIRE)--July 21, 2021--ICON plc (NASDAQ: ICLR) (“ICON”), a world-leading healthcare intelligence and clinical research organisation, today announced that all resolutions at the Annual General Meeting of the Company (AGM) held on July 20, 2021 (which resolutions had all been recommended by the Board) were all duly passed by shareholders. These resolutions were set out in the Notice of the AGM sent to shareholders dated June 16, 2021 and are available on the ICON plc website.

Forms of Proxy were received by ICON plc before the meeting, appointing proxies and giving them the following voting instructions:

RESOLUTION NUMBER	RESOLUTION	TOTAL NUMBER OF VOTES	VOTE FOR	VOTE AGAINST	VOTE WITHHELD

1.1	To re-elect Mr. Ciaran Murray	45,442,486	43,550,051	1,877,670	14,765
1.2	To re-elect Ms. Joan Garahy	45,442,486	45,384,011	43,920	14,555
1.3	To re-elect Mr. Eugene McCague	45,442,486	41,502,872	1,287,437	2,652,177
2.1	To elect Mr Colin Shannon	45,442,486	45,383,112	44,270	15,104
2.2	To elect Dr. Linda Grais	45,442,486	40,034,813	5,392,732	14,941
3	To receive accounts and reports	45,442,486	45,387,374	2,453	52,659
4	To authorise the fixing of the auditors’ remuneration	45,442,486	40,668,597	4,757,041	16,848
5	To authorise the Company to allot shares	45,442,486	44,650,315	774,763	17,408
6**	To disapply pre-emption rights	45,442,486	45,315,550	103,174	23,762
7**	To disapply pre-emption rights for funding capital investment or acquisitions	45,442,486	45,299,002	119,991	23,493
8**	To authorise the Company to make market purchases of shares	45,442,486	45,235,016	142,259	65,211
9**	To authorise the price range at which the Company can reissue shares it holds as treasury shares	45,442,486	45,172,229	117,834	152,423

** Special Resolution. All resolutions are ordinary resolutions unless otherwise stated.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a world-leading healthcare intelligence and clinical research organisation. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organisations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 16,480 employees in 89 locations in 45 countries as at June 30, 2021. For further information about ICON, visit: www.iconplc.com and www.iconplc.com/pra.

Source: ICON plc

ICON/ICLR-F

Contacts

Investor Relations
1 888 381 7923

Brendan Brennan
Chief Financial Officer
+ 353 1 291 2000

Jonathan Curtain
Vice President Corporate Finance and Investor Relations
+ 353 1 291 2000

All at ICON.